UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          Ryan's Restaurant Group, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

      South Carolina                                       57-0657895
---------------------------                        --------------------------
(State or Other Jurisdiction                   (IRS Employer Identification No.)
      of Incorporation)

                          405 Lancaster Avenue (29650)
                               Post Office Box 100
                                Greer, SC 29652
               (Address of principal executive offices) (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form related to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.    [X]

     Securities Act registration statement file number to which this form relates: _______________
          (if applicable)

     Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      To be so registered                  each class is to be registered
  ------------------------------         ----------------------------------
               None                                     None
  ------------------------------         ----------------------------------


     Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights
    (pursuant to Shareholder Rights Agreement dated as of February 18, 2005)
--------------------------------------------------------------------------------
                                (Title of Class)


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Item 1.  Description of Registrant's Securities To Be Registered

         On January 24, 2005, the Board of Directors of Ryan's Restaurant Group, Inc. (the "Company") declared a dividend distribution of one Common Stock Purchase Right for (each a "Right") each outstanding share of Common Stock of the Company to stockholders of record at the close of business on February 28, 2005. Each Right entitles the registered holder to purchase from the Company one half share of Common Stock, $1.00 par value per share (the "Common Stock"), at a cash exercise price of $11 per half share, subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent dated as of February 18, 2005, as amended, restated or otherwise modified from time to time (the "Agreement").

         Initially, the Rights will not be exercisable, will be attached to all outstanding shares of Common Stock, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) 10 calendar days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") (other than an Exempt Person as defined in the Agreement) has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Share Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a Person or group owning 20% or more of the outstanding shares of Common Stock.

         Until the Distribution Date (or earlier redemption or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after February 28, 2005 will contain a notation incorporating the Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 18, 2008 (or, if the Agreement is not ratified by holders of a majority of the shares of Common Stock voting on the issue at the Company's first annual meeting of shareholders after February 18, 2005, immediately following such annual meeting) unless previously redeemed or exchanged by the Company (including by shareholder action in connection with a "Qualified Offer" as defined in the Agreement) as described below.

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that (i) an Acquiring Person acquires beneficial ownership of 20% or more of the Company's Common Stock, (ii) the Company is the surviving corporation in a merger with an Acquiring Person or any Affiliate or Associate and the Common Stock is not changed or exchanged, (iii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Agreement, or (iv) an event occurs which results in an Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise thereof at the then current exercise price, that number of shares of Common Stock (or in certain circumstances, cash, property, or other securities of the Company) having a market value of two times such exercise price. However, the Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable as set forth below. Notwithstanding any of the foregoing, rights that are or were beneficially owned by an Acquiring Person shall become null and void.

         In the event that, at any time following the Share Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

         At any time after any person becomes an Acquiring Person and prior to such the time such Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights which have become void), in whole or in part, at the exchange rate of one share of Common Stock per Right, subject to adjustment as provided in the Rights Agreement.

         The exercise price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment, in cash will be made based on the fair market value of the Common Stock on the last trading date prior to the date of exercise.

         At any time prior to the earlier of (1) the close of business on the 10th day following a Share Acquisition Date and (2) February 18, 2008 (or any earlier expiration or termination date), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, payable in cash or securities or both (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. However, in the event the Company receives a Qualified Offer (as defined below), the Rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called by the Board for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement. The special meeting must be held not less than 90 or more than 120 days after the date the Qualified Offer is received (unless a meeting is already scheduled to be held within 60 days after the Qualified Offer is received). Such an action by shareholders requires the affirmative vote of a two-thirds of all shares of Common Stock and any other stock entitled to vote in the election of directors and management affairs of the Company (excluding shares held by the offering Person and its Affiliates), and is effective immediately prior to the consummation of any Qualified Offer consummated within 60 days after the special meeting. A "Qualified Offer" is a tender offer for all outstanding shares of Common Stock not already beneficially owned by the Person making the Qualified Offer that meets all of the following conditions:

     o the same per share price and consideration is offered for all shares, is no less than the then current market price for shares of Common Stock, is at least 80 percent cash (and any non-cash portion is comprised of shares listed on a national exchange or the Nasdaq National Market), and is to be paid upon consummation of the Qualified Offer,

     o the Qualified Offer is accompanied by written financing commitments and/or has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the Qualified Offer,

     o the Qualified Offer requests that the Company call a special meeting of shareholders to accept the Qualified Offer and contains a written agreement of the person making the Qualified Offer to pay at least 50% of the Company's costs of the special meeting,

     o the Qualified Offer by its terms remains open for at least 30 Business Days plus 15 Business Days after any change in price or after any bona fide alternative offer for a higher consideration is made,

     o the Qualified Offer is accompanied by a written opinion of a nationally recognized investment banking firm, stating that the price to be paid to holders pursuant to the Qualified Offer is fair and including any written presentation of such firm showing the range of values underlying such conclusion,

     o on or before the date the Qualified Offer is commenced, such Person makes an irrevocable written commitment to the Company:

          o to acquire, within 5 Business Days upon completion of the Qualified Offer, all shares of Common Stock then not beneficially owned by such Person at the same price, and for the same consideration, per share as paid in the Qualified Offer,

          o    not to amend its offer to reduce the price, and

          o if the Qualified Offer is not consummated, that such Person will not make another offer for the Common Stock within one year if at least 85% of the common stock not owned by such Person has not been tendered, and

     o such offer is not subject to any financing, funding or similar condition, does not include any condition relating to completion of or satisfaction with any due diligence or similar investigation, and otherwise provides for usual and customary terms and conditions.

         In the determination of the fairness of any offer, the Board retains the authority to reject, advise the shareholders to reject, or take other action in response to any offer necessary to the exercise of its fiduciary duties.

         Immediately upon action of the Board of Directors of the Company ordering the redemption of the Rights or upon the effectiveness of a redemption of the Rights pursuant to shareholder adoption of a resolution accepting a Qualified Offer and authorizing the redemption of the Rights, the only existing right of a holder shall be to receive the redemption price for the Rights. Promptly after the action of the Board of Directors or Shareholders ordering redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the record holders of the then outstanding Rights by mail.

         Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

         Any of the provisions of the Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Agreement, other than those relating to the principal economic terms of the Rights, may be amended by the Board to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Agreement. Amendments adjusting time periods may, under certain circumstances, be limited.

         A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement.

Item 2.  Exhibits

4.1 Shareholder Rights Agreement dated as of February 18, 2005 between Ryan's Restaurant Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes, as Exhibit A, the Form of Rights Certificate; and as Exhibit B, the Summary of Rights to Purchase Common Stock.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                          RYAN'S RESTAURANT GROUP, INC.


Date:  February 18, 2005            By:  /s/ Janet J. Gleitz
                                         ----------------------------------
                                         Name: Janet J. Gleitz
                                         Title: Secretary

                                  EXHIBIT INDEX


Exhibit Number     Description of Exhibit
--------------     ----------------------

4.1 Shareholder Rights Agreement dated as of February 18, 2005 between Ryan's Restaurant Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes, as Exhibit A, the Form of Rights Certificate; and as Exhibit B, the Summary of Rights to Purchase Common Stock.